Exhibit 99.1

SilverCrest Graduates to Toronto Stock Exchange
Trading Commences February 24, 2014

TSX.V: SVL TSX: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – February 24, 2014 - SilverCrest Mines Inc. (“SilverCrest" or "the Company") is pleased to announce that the Company will begin trading on the Toronto Stock Exchange ("TSX") on February 24, 2014 following its  graduation from the TSX Venture Exchange (the "TSXV"). The common shares of the Company will be concurrently delisted from TSXV upon commencement of trading on TSX. The trading symbol for the common shares of SilverCrest will remain "SVL". The common shares of the Company are also listed on NYSE MKT under the symbol "SVLC.

N. Eric Fier, President and COO stated; "We are certainly pleased with this recognition of the growing stature of SilverCrest. The acceptance for trading of our common shares on the TSX is another significant milestone in the development of our corporate growth. We expect the higher profile afforded by the TSX will give the Company exposure to new segments of the investment community and provide greater liquidity for those investors wishing to trade the shares of our Company".

SilverCrest Mines Inc. (TSX.V: SVL; TSX: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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